Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Workers at Cameco’s Fuel Manufacturing Operations Accept Contract Offer

Saskatoon, Saskatchewan, Canada, July 6, 2012 . . . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) announced today that about 120 unionized employees at Cameco’s fuel manufacturing operations in Port Hope and Cobourg, Ontario have voted to accept a new collective agreement.

The employees, represented by the United Steelworkers local 14193, have agreed to a three-year contract that includes a 5.25 percent wage increase over the term of the agreement. The previous contract expired on June 1, 2012.

Cameco is one of two Canadian manufacturers of fuel bundles for Candu nuclear reactors and also supplies various components for nuclear reactors. Total workforce at Cameco’s fuel manufacturing operations, including managers and non-unionized employees, is approximately 320.

Profile

Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.

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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Gord Struthers	(306) 956-6593